Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Two Quarters Ended
	January 1, 2016	January 2, 2015
	(In millions, except ratios)
Earnings:
Income from continuing operations	$13	$264
Plus: Income taxes	114	101
Fixed charges	96	50
Amortization of capitalized interest	—	—
Less: Interest capitalized during the period	—	(2)
Undistributed earnings in equity investments	—	—

	$223	$413

Fixed Charges:
Interest expense	$93	$45
Plus: Interest capitalized during the period	—	2
Interest portion of rental expense	3	3

	$96	$50

Ratio of Earnings to Fixed Charges	2.32	8.26